**BUSINESS CONSULTING AGREEMENT**

This AGREEMENT made this 16th day of June 2017 by and between Defense Technologies International. Corp. (hereinafter "Client") and Mark Taggatz (hereinafter "Consultant").

WITNESSETH

In consideration of the mutual promises hereinafter made by each to the other, Client and Consultant agree as follows:

1. CONTRACT SERVICES

Client hereby retains Consultant to represent, advise, counsel, and assist Client in business development and the sales and marketing of the Client's equipment. Consultant shall render Consultant's services in a timely and professional manner, in accordance with best industry practices and the instructions and suggestions as made by Company from time to time.

Client additionally hereby retains Consultant to disseminate information from Client to schools and universities about the Client's equipment.

Services performed by Consultant do not relate to stock promotion or FINRA activities and financing.

2. COMPENSATION FOR SERVICES

Client agrees to pay Consultant a fee of $22,500 plus $15,000 as invoiced by Consultant for the Private Placement Memorandum and Subscription Agreement for a total of $37,500, payable in S-8 stock upon filing of the S-8. During the term of this Agreement, Client also agrees to pay Consultant for any pre- approved expenses within 90 days of submitting receipts. The stock shall be issued based on $0.0020 per share for a total of 18,750,000 shares of common stock of the client.

3. PAYMENT OF CONSULTANT'S FEE

Client shall file the S8 registration without delay and upon completion of such filing shall pay Consultant as given in 2. Above.

4. DISCLAIMER OF LIABILITY

Consultant makes no guarantees to any results including but not limited to sales and marketing with respect to the timing, place, manner or fashion in which consulting, services are to be conducted.

5. NOTICES

All notices hereunder shall be effective if sent by certified mail, postage prepaid to the following addresses.

If to the Consultant:
Mark Taggatz
29743 Vacation Drive
Canyon Lake, CA 92587
Email: mark.taggatz@gmail.com

If to Client:
Defense Technologies Corp.
4730 South Fort Apache Road, Ste. 300
Las Vegas NV 89147
Email: dtii@defensetechnologiesintl.com

6. ENTIRE AGREEMENT

This Agreement, sets forth the entire agreement between the parties hereto and cannot be amended, modified or changed orally. Client acknowledges that the Board of Directors of Defense Technologies has passed a resolution authorizing this contract.

7. FILING

This contract is signed in duplicate. Consultant agrees to deliver one (1) copy to the Client within five (5) days of its execution by fax or mail; and retain one (1) copy for their files.

8. TERM

The term of this Agreement is for 90 days and shall begin on the date hereof and shall continue until September 15, 2017

9. LAW

This agreement is governed and construed under the laws of the state of California and any action brought by either party to enforce or interpret this agreement shall be brought in an appropriate court in the state of California. Both parties agree that any suit decided by the courts of California will result in the prevailing party's legal fees being paid.

10. REPRESENTATIONS

Consultant hereby represents, warrants and covenants that: (i) Consultant will not disparage the Company, its subsidiaries or affiliates or their respective products, services, directors, officers or employees; (ii) directly or indirectly make or cause to be made any oral or written statement which, or is reasonably likely to be detrimental in any material respect to the business, operations, activities or reputation of the Company or any of its subsidiaries or affiliates or their respective directors, officers, or employees; (iii) the securities being acquired by the Consultant hereunder are being acquired for the Consultant's own account and not with the view to, or for resale in connection with, any distribution in violation of applicable securities laws; (iv) the Consultant is an accredited investor as defined under Regulation D of the Securities Act of 1933 ("Securities Act"), as amended and Consultant acknowledges that neither the offer nor sale of the Securities has been registered under the Securities Act or any state or foreign securities or "blue sky" laws; (v) the Consultant may not sell or otherwise dispose of the securities being acquired hereunder except pursuant to either an effective registration statement under the Securities Act and in compliance with applicable state securities laws, or pursuant to exemptions from the registration provisions of the Securities Act and applicable state securities laws; (vi) all services provided hereunder will be performed by Consultant in accordance with all applicable laws and regulations, including without limitation, all securities laws and regulations; and (vii) Consultant is not subject to any obligations or disability which will or might prevent Consultant from or interfering with the performance of services hereunder.

Consultant hereby indemnifies and holds Company and its successors and assigns, and each of its and their respective directors, officers, employees, stockholders and representatives (collectively, the *"Indemnitees"*) harmless against all loss, cost, claim, damage, tax, assessment, liability or expense (including reasonable attorneys' and accountant's fees, costs of suit and costs of appeal) incurred by any Indemnitee in connection with or arising out of any breach of any representation, warranty, covenant or agreement made by Consultant.

Consultant furthermore warrants that none of the revenues from the sale of any of the stock issued under the S8 registration shall be used for purposes of the Issuer, such as but not limited to Capitalization, Public Relations Purposes, Repayment of Loans or Investments in the Issuers Securities.

11. CONFIDENTIALITY; WORK PRODUCT

Consultant will not at any time during or after the term of this Agreement divulge, furnish or make accessible to anyone any knowledge or information with respect to confidential or secret aspects of the Company's business including, without limitation, customer or potential customer lists, intellectual property, business plans, financial statements, suppliers, acquisition opportunities and strategic relationships ("Confidential Information"). Any information, which (i) at or prior to the time of disclosure by Consultant was generally available to the public through no breach of this covenant, (ii) was available to the public on a non-confidential basis prior to its disclosure by Consultant or (iii) is subsequently lawfully obtained by Consultant from a third party or parties, shall not be deemed Confidential Information for purposes hereof, and the undertaking in this covenant with respect to Confidential Information shall not apply hereto.

Consultant agrees that the Company will be the sole owner of any and all of works made or conceived or reduced to practice by Consultant made on behalf of the Company during the term of this Agreement including, without limitation, all intellectual property rights and Consultant hereby irrevocably assigns to the Company all right, title and interest in such works.

12. INDEPENDENT CONTRACTOR

The Consultant is an independent contractor with respect to the services hereunder and is not an employee or agent of the Company, and the Company shall not be liable for or bound by, contractually or otherwise, any representation, act or omission of the Consultant in connection with the services hereunder. The Consultant agrees not to take any action which leads, or could reasonably be expected to lead, a third party to believe that the Consultant has the power or authority to bind or otherwise obligate the Company.

IN WITNESS WHEREOF, the parties hereto have hereunder signed their names as hereinafter set forth.

Mark Taggatz

Defense Technologies International Corp.



Merrill W. Moses, President & CEO